Exhibit 99.1

AC Immune SA

Balance Sheets

(in CHF thousands)

	Notes	As of March 31, 2021	As of December 31, 2020
ASSETS
Non-current assets
Property, plant and equipment	5	4,896	4,416
Right-of-use assets	6	2,147	2,223
Long-term accrued income	3	93	—
Long-term financial assets	8	334	334
Total non-current assets		7,470	6,973

Current assets
Prepaid expenses	7	3,330	3,954
Short-term accrued income	3	688	1,591
Other current receivables		379	329
Short-term financial assets	8	65,000	65,000
Cash and cash equivalents	8	151,092	160,893
Total current assets		220,489	231,767
Total assets		227,959	238,740

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity
Share capital		1,539	1,538
Share premium		354,736	346,890
Treasury shares	9	(85)	(100)
Accumulated losses		(148,774)	(132,850)
Total shareholders’ equity		207,416	215,478

Non-current liabilities
Long-term deferred income	3	93	—
Long-term lease liabilities	6	1,706	1,780
Net employee defined-benefit liabilities		7,619	7,464
Total non-current liabilities		9,418	9,244

Current liabilities
Trade and other payables		370	2,184
Accrued expenses		9,734	11,085
Short-term deferred income	3	580	306
Short-term lease liabilities	6	441	443
Total current liabilities		11,125	14,018
Total liabilities		20,543	23,262
Total shareholders’ equity and liabilities		227,959	238,740

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

AC Immune SA

Statements of Income/(Loss)

(in CHF thousands except for per share data)

		For the Three Months Ended March 31,
	Notes	2021	2020
Revenue
Contract revenue	3	—	12,281
Total revenue		—	12,281

Operating expenses
Research & development expenses		(13,329)	(15,209)
General & administrative expenses		(4,338)	(4,504)
Other operating income/(expense)		416	130
Total operating expenses		(17,251)	(19,583)
Operating loss		(17,251)	(7,302)

Financial income		—	59
Financial expense		(26)	(57)
Exchange differences		543	(389)
Finance result, net	10	517	(387)

Loss before tax		(16,734)	(7,689)
Income tax expense		—	—
Loss for the period		(16,734)	(7,689)

Loss per share:	4
Basic and diluted loss for the period attributable to equity holders		(0.23)	(0.11)

Statements of Comprehensive Income/(Loss)	For the Three Months Ended March 31,
(in CHF thousands)	2021	2020

Loss for the period	(16,734)	(7,689)
Other comprehensive loss not to be reclassified to income or loss in subsequent periods (net of tax):
Re-measurement losses on defined-benefit plans (net of tax)	—	—
Total comprehensive loss, net of tax	(16,734)	(7,689)

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

AC Immune SA

Statements of Changes in Equity

(in CHF thousands)

	Notes	Share capital	Share premium	Treasury shares	Accumulated losses	Total
Balance as of January 1, 2020		1,437	346,526	—	(75,521)	272,442
Net loss for the period		—	—	—	(7,689)	(7,689)
Other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive income		—	—	—	(7,689)	(7,689)
				—
Share-based payments		—	—	—	852	852
Issuance of shares, net of transaction costs:
restricted share awards		—	46	—	(46)	—
exercise of options			(4)	—	—	(4)
Balance as of March 31, 2020		1,437	346,568	—	(82,404)	265,601

	Notes	Share capital	Share premium	Treasury shares	Accumulated losses	Total
Balance as of January 1, 2021		1,538	346,890	(100)	(132,850)	215,478
Net loss for the period		—	—	—	(16,734)	(16,734)
Other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive income		—	—	—	(16,734)	(16,734)
				—
Share-based payments		—	—	—	857	857
Proceeds from sale of treasury shares in public offerings, net of underwriting fees	9	—	7,937	15	—	7,952
Transaction offering costs		—	(125)	—	—	(125)
Issuance of shares, net of transaction costs:
restricted share awards		1	39	—	(47)	(7)
exercise of options		—	(5)	—	—	(5)
Balance as of March 31, 2021		1,539	354,736	(85)	(148,774)	207,416

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

AC Immune SA

Statements of Cash Flows

(in CHF thousands)

		For the Three Months Ended March 31,
	Notes	2021	2020
Operating activities
Loss for the period		(16,734)	(7,689)
Adjustments to reconcile net loss for the period to net cash flows
Depreciation of property, plant and equipment	5	441	368
Depreciation of right-of-use assets	6	107	108
Finance expense, net	10	(638)	433
Share-based compensation expense		857	852
Change in net employee defined-benefit liability		155	181
Interest expense	10	23	54
Changes in working capital
Decrease/(increase) in prepaid expenses	7	586	(632)
Decrease in accrued income	3	810	881
(Increase) in other current receivables		(50)	(247)
(Decrease) in accrued expenses		(1,449)	(2,587)
Increase)/(decrease) in deferred income	3	368	(2,025)
Increase/(decrease) in trade and other payables		(1,798)	640
Cash used in operating activities		(17,322)	(9,663)
Interest income		—	60
Interest paid		(15)	(80)
Finance costs		(2)	(4)
Net cash flows used in operating activities		(17,339)	(9,687)

Investing activities
Purchases of property, plant and equipment	5	(790)	(212)
Net cash flows used in investing activities		(790)	(212)

Financing activities
Repayment of short-term financing obligation		—	(263)
Principal payments of lease obligations	6	(108)	(107)
Proceeds from sale of treasury shares in public offerings, net of underwriting fees	9	7,952	—
Transaction costs on public offerings		(125)	—
Proceeds from issuance of common shares		(12)	(4)
Net cash flows provided by/(used in) financing activities		7,707	(374)

Net decrease in cash and cash equivalents		(10,422)	(10,273)

Cash and cash equivalents at January 1		160,893	193,587
Exchange gain/(loss) on cash and cash equivalents		621	(454)
Cash and cash equivalents at March 31		151,092	182,860
Net decrease in cash and cash equivalents		(10,422)	(10,273)

Additional Information

For the three months ended March 31, 2021, the acquisition CHF 0.1 million of property, plant and equipment was non-paid and recorded within accrued expenses.

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

AC Immune SA

Notes to the Interim Condensed Financial Statements (Unaudited)
(in CHF thousands except for share and per share amounts)

1.	Corporate information

AC Immune SA (the “Company,” “AC Immune,” “ACIU,” “we,” “our,” “ours,” or “us”) is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer’s disease (AD) and Parkinson’s disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD (including NeuroOrphan indications) and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Interim Condensed Financial Statements of AC Immune SA as of and for the three months ended March 31, 2021 were authorized for issuance by the Company’s Audit and Finance Committee on April 27, 2021.

2.	Basis of preparation and changes to the Company’s accounting policies

Statement of compliance

These Interim Condensed Financial Statements as of and for the three months ended March 31, 2021, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, and such financial information should be read in conjunction with the audited financial statements in AC Immune’s Annual Report on Form 20-F for the year ended December 31, 2020, and any public announcements made by the Company during the interim reporting period.

Basis of measurement

The financial statements have been prepared under the historical cost convention.

Revenue recognition

The Company has adopted IFRS 15 (Revenue from Contracts with Customers). This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under IFRS 15, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of IFRS 15, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model to contracts only when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Company assesses the goods or services promised within each contract, determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company enters into licensing and collaboration agreements (LCAs), which are within the scope of IFRS 15, under which it licenses certain rights to its product candidates and intellectual property (IP) to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees; development, regulatory and/or commercial milestone payments; payments for research and clinical services the Company provides through either its full-time employees or third-party vendors; and royalties on net sales of licensed products commercialized from the Company’s IP. Each of these payments results in license, collaboration and other revenues, which are classified as contract revenue on the statements of income/(loss).

Licenses of intellectual property

If the license to the Company’s intellectual property (IP) is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are sold in conjunction with a related service, the Company uses its judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the performance obligation is settled over time, the Company determines the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone payments

At the inception of each arrangement that includes development, regulatory and/or commercial milestone payments, the Company evaluates whether the milestones are considered highly probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur in future periods, the associated milestone value is included in the transaction price. These amounts for the performance obligations under the contract are recognized at the time they are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments recorded would affect contract revenues and earnings in the period of adjustment.

Research and development services

The Company has certain arrangements with our collaboration partners that include contracting our employees for research and development (R&D) programs. The Company assesses if these services are considered distinct in the context of each contract and, if so, they are accounted for as separate performance obligations. These revenues are recorded in contract revenue as the services are performed.

Sublicense revenues

The Company has certain arrangements with our collaboration partners that include provisions for sublicensing. The Company recognizes any sublicense revenues at the time point at which it is highly probable they will be obtained and will not be subject to reversal in the future.

Contract balances

The Company receives payments and determines credit terms from its customers for its various performance obligations based on billing schedules established in each contract. The timing of revenue recognition, billings and cash collections results in billed other current receivables, accrued income (contract assets) and deferred income (contract liabilities) on the balance sheets. Amounts are recorded as other current receivables when the Company’s right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be 1 year or less.

Critical judgments and accounting estimates

The preparation of the Company’s Interim Condensed Financial Statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the amounts reported in the Interim Condensed Financial Statements and accompanying notes, and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses.

The areas in which the Company has had to make judgments, estimates and assumptions relate to (i) revenue recognition on LCAs, (ii) clinical development accruals, (iii) net employee defined-benefit liability, (iv) income taxes, (v) share-based compensation, and (vi) right-of-use assets and lease liabilities. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Fair value of financial assets and liabilities

The Company’s financial assets and liabilities are comprised of receivables, short-term financial assets, cash and cash equivalents, trade payables and lease liabilities. The fair value of these financial instruments approximate their respective carrying values due to the short-term maturity of these instruments, and are held at their amortized cost in accordance with IFRS 9.

Accounting policies, new standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the Interim Condensed Financial Statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2020.

The Company has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods, and on foreseeable future transactions.

Going concern

The Company believes that it will be able to meet all of its obligations as they fall due for at least 12 months from March 31, 2021, after considering the Company’s cash position of CHF 151.1 million and short-term financial assets of CHF 65 million as of March 31, 2021. Hence, the unaudited Interim Condensed Financial Statements have been prepared on a going-concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from license and collaboration agreements, and grants. The Company is a clinical-stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection; (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries; (iii) successfully move its product candidates through clinical development; (iv) attract and retain key personnel; and (v) acquire capital to support its operations.

In addition to the foregoing, based on the Company’s current assessment, the Company does not expect any material impact on its long-term development timeline, its liquidity or ability to remain a going concern due to the worldwide spread of the Covid-19 virus. The Company continues to assess the effect on its operations by carefully monitoring the spread of Covid-19 and taking appropriate steps intended to offset any negative impacts from the Covid-19 virus.

3.	Contract revenues

AC Immune generated no contract revenues in the three months ended March 31, 2021, a decrease of CHF 12.3 million over the comparable period in 2020. The Company reclassified CHF 0.1 million for the comparable period in 2020 from contract revenues to other operating income/(expense) for prior grants from the Michael J. Fox Foundation for Parkinson’s Research (“MJFF”).

The following table provides contract revenue amounts from its LCAs for the three months ended March 31, 2021:

	For the Three Months Ended March 31,
in CHF thousands	2021	2020
Eli Lilly and Company	—	12,091
Genentech	—	—
Janssen	—	190
Life Molecular Imaging	—	—
Other	—	—
Total contract revenue	—	12,281

The following table presents changes in the Company’s contract assets and liabilities during the three months ended March 31, 2021 and 2020:

in CHF thousands	Balance at the beginning of the reporting period	Additions	Deductions	Balance at the end of the reporting period
Three months ended March 31, 2021
Accrued income	1,591	781	(1,591)	781
Deferred income	306	781	(414)	673
Three months ended March 31, 2020
Accrued income	1,095	190	(1,095)	190
Deferred income	4,477	195	(2,221)	2,452

During the three months ended March 31, 2021 and 2020, the Company recognized the following contract revenues as a result of changes in the contract asset and the contract liability balances in the respective periods:

	For the Three Months Ended March 31,
in CHF thousands	2021	2020
Revenue recognized in the period from:
Amounts included in the contract liability at the beginning of the period	—	2,221
Performance obligations satisfied in previous periods	—	10,000

3.1	Licensing and collaboration agreements

Morphomer Tau small molecule – 2018 license agreement with Eli Lilly and Company

In December 2018, we entered into an exclusive, worldwide licensing agreement with Eli Lilly and Company (Lilly) to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases. More specifically, this is an exclusive license with the right to Lilly to grant sublicenses under the ACIU Patents, the ACIU know-how, and ACIU’s interests in the Joint Patents and the joint know-how to Exploit the Licensed Compounds and Licensed Products. The agreement became effective on January 23, 2019 (the “effective date”) when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired. In Q3 2019, the Company and Lilly entered into the first amendment to divide the first discretionary milestone payment under the agreement of CHF 60 million into two installments, with the first CHF 30 million paid in Q3 2019 and the second CHF 30 million to be paid on or before March 31, 2020 unless Lilly terminated the agreement earlier. In Q1 2020, the Company and Lilly entered into a second amendment to replace the second CHF 30 million to be paid on or before March 31, 2020 with two milestone payments, one of CHF 10 million to be paid on or before March 31, 2020 and the other of CHF 60 million following the first patient dosed in a Phase 2 clinical study of a licensed product in the US or EU.

Per the terms of the agreement, the Company received an initial upfront payment of CHF 80 million in Q1 2019 for the rights granted by the Company to Lilly. To date, the Company has completed a Phase 1 clinical study with ACI-3024. The program will be expanded to NeuroOrphan indications and ACI-3024 will be further evaluated for efficacy in models of rare Tauopathies.

Additionally, the Company and Lilly have continued candidate characterization across the research program, identifying new and highly differentiated candidates with desired cerebrospinal fluid exposure and selectivity for pathological aggregated Tau. These will be broadly developed in Tau-dependent neurodegenerative diseases by Lilly.

Lilly is responsible for leading and funding further clinical development and will retain global commercialization rights for all indications.

Per the terms of the agreement, the Company may become eligible to receive additional milestone payments totaling up to approximately CHF 880 million for clinical and regulatory milestones and CHF 900 million upon achievement of certain commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low double-digits to the mid-teens. The agreement will terminate by the date of expiration of the last royalty term for the last licensed product. However, under the terms of the agreement, Lilly may terminate the agreement at any time by providing 3 months’ prior notice to us.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Lilly is a customer. The Company identified the following significant performance obligations under the contract: (i) a right-of-use license and (ii) research and development activities outlined in the development plan. Per the agreement, the Company was responsible for the preclinical and Phase 1 activities for the first clinical candidate, ACI-3024, which the Company determined was distinct and capable of being completed by Lilly or a third party. Preclinical activities for which AC Immune was responsible prior to their completion in Q2 2019 included final manufacturing of materials for use in the regulatory submission of the protocol and in the Phase 1 study. For the completed Phase 1, AC Immune was responsible for leading the study design, obtaining relevant regulatory agency approvals, arranging necessary third-party contracts, completing patient selection, ensuring patient treatment, following up with patients, drafting the clinical study report development and other relevant clinical activities to ensure that the primary objective of the study was completed. The Company used CMOs for certain of its preclinical activities and CROs to complete certain Phase 1 activities and to issue the final clinical study report.

The Company’s preclinical and Phase 1 activities did not represent integrated services with the licensed IP for which Lilly contracted. Lilly purchased a license to the Company’s Tau therapeutic small-molecule program, which was delivered at commencement of the agreement, and AC Immune’s preclinical and Phase 1 activities did not affect the form or functionality of this license. The Company’s objective for the Phase 1 activity was to assess safety and tolerability and did not modify or customize ACI-3024. The completion of these preclinical and Phase 1 activities does not affect the licensed IP.

Finally, per the agreement, each party has three representatives on a joint steering committee (JSC); depending upon the agenda, additional field experts can attend the JSC to provide the technical and scientific contribution required. The JSC meets on a regular basis depending on agreements between the representatives. The JSC is responsible for serving as the forum to (i) discuss, review and approve certain activities by reviewing and discussing the development progress with updates on back-up candidates, (ii) discuss, review and approve all amendments to the global development plan, (iii) periodically discuss and review commercialization of licensed products and (iv) review and approve reports related to development costs among other activities. The JSC is intended to ensure that communication between the parties remains consistent and that the development plan is progressing as intended.

The valuation of each performance obligation involves estimates and assumptions with revenue recognition timing to be determined by either delivery or the provision of services.

The Company used the residual approach to estimate the selling price for the right-of-use license and an expected cost plus margin approach for estimating the research and development activities. The right-of-use license was delivered on the effective date. The research and development activities were delivered over time as the services were performed. For these services, revenue was recognized over time using the input method, based on costs incurred to perform the services, as the level of costs incurred over time is thought to best reflect the transfer of services to Lilly. The Company determined the value of the research and development activities to be CHF 6.9 million and deferred this balance from the effective date. To date, the Company has cumulatively recognized CHF 6.9 million in contract revenue, resulting in no deferred income (contract liability) on the balance sheets. The remaining CHF 73.1 million from the upfront payment was allocated to the right-of-use license and recognized on the effective date.

At inception of the agreement, none of the clinical, regulatory or commercial milestones had been included in the transaction price, as all milestone amounts were fully constrained. To date, the Company has recognized CHF 40 million from milestone payments triggered in Q3 2019 and Q1 2020 related to the right-of-use license for IP as there were no further constraints related to these milestones. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Lilly and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the three months ended March 31, 2021 and 2020, we have recognized nil and CHF 12.1 million, respectively.

Anti-Abeta antibody in AD – 2006 agreement with Genentech, a member of the Roche Group

In November 2006, we signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal therapeutic antibody targeting misfolded Abeta. The agreement was amended March 2009, January 2013, May 2014 and May 2015. The agreement also provides for the development of a second therapeutic product for a non-AD indication based on the same intellectual property and anti-Abeta antibody compound. The value of this partnership is potentially greater than USD 340 (CHF 324) million.

The term of the agreement commenced on the effective date and, unless sooner terminated by mutual agreement or pursuant to any other provision of the agreement, terminates on the date on which all obligations between the parties with respect to the payment of milestones or royalties with respect to licensed products have passed or expired. Either party may terminate the agreement for any material breach by the other party, provided a cure period of 90 days from the date when that notice is given.

Genentech commenced a first Phase 3 clinical study in March 2016 for crenezumab (CREAD). In March 2017, Genentech started a second Phase 3 clinical trial (CREAD 2). Since 2013, crenezumab has also been studied in a Phase 2 trial in individuals who carry the PSEN1 E280A autosomal-dominant mutation and do not meet the criteria for mild cognitive impairment due to AD or dementia due to AD, and are thus in a preclinical phase of AD (autosomal dominant AD (ADAD)). In 2019, Genentech initiated a Tau Positron Emission Tomography (PET) substudy of the ongoing Phase 2 trial in ADAD to evaluate the effect of crenezumab on Tau burden, which may also increase understanding of disease progression in the preclinical stage of ADAD.

If crenezumab receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes with different royalty rates applicable in the US and Europe ranging from the mid-single digits to mid-teens. To date, we have received total milestone payments of USD 65 million (CHF 70.1 million) comprised of an upfront payment of USD 25 (CHF 31.6) million and of USD 40 (CHF 38.2) million for clinical development milestones achieved all-in prior to January 1, 2017. Genentech may terminate the agreement at any time by providing 3 months’ notice to us. In such event all costs incurred are still refundable.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Genentech is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) conducting of research under a research plan. The Company considered the research and development capabilities of Genentech and Genentech’s right to sublicense to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research does not significantly impact or modify the licenses’ granted functionality.

At execution of the agreement, the transaction price included the upfront consideration received of USD 25 (CHF 31.6) million. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestone payments since inception, totaling USD 40 (CHF 38.2) million. The Company could receive USD 275 (CHF 262) million or more for further regulatory milestones for this exclusive worldwide alliance. In assessing that future regulatory milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and is contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to royalties will be recognized when the related sales occur, as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

On January 30, 2019, we announced that Roche, the parent of Genentech, is discontinuing the CREAD and CREAD 2 (BN29552 and BN29553) Phase 3 studies of crenezumab in people with prodromal-to-mild sporadic AD. The decision came after an interim analysis conducted by the Independent Data Monitoring Center (IDMC) indicated that crenezumab was unlikely to meet its primary endpoint of change from baseline in Clinical Dementia Rating-Sum of Boxes (CDR-SB) Score. This decision was not related to the safety of the investigational product. No safety signals for crenezumab were observed in this analysis and the overall safety profile was similar to that seen in previous trials.

Crenezumab continues to be studied in the Phase 2 preventive trial, which began in 2013 in Columbia, of cognitively healthy individuals who carry the PSEN1 E280A autosomal-dominant mutation and are in a preclinical phase of ADAD. This study will determine if treating people carrying this mutation with crenezumab prior to the onset of AD symptoms will slow or prevent the decline of cognitive and functional abilities.

For the three months ended March 31, 2021 and 2020, we have recognized no revenues from this arrangement.

Anti-Tau antibody in AD – 2012 agreement with Genentech, a member of the Roche Group

In June 2012, we entered into a second agreement with Genentech to research, develop and commercialize our anti-Tau antibodies for use as immunotherapeutics and diagnostics. The agreement was amended in December 2015. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and clinical, regulatory and commercial milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the mid-single digits to low-double digits. The agreement also provides for collaboration on at least one additional therapeutic indication outside of AD built on the same anti-Tau antibody program as well an anti-Tau diagnostic product for AD.

The term of the agreement commenced on the effective date and, unless sooner terminated by mutual agreement or pursuant to any other provision of the agreement, terminates on the date on which all obligations between the parties with respect to the payment of milestones or royalties with respect to licensed products have passed or expired. Either party may terminate the agreement for any material breach by the other party, provided a cure period of 90 days from the date when that notice is given.

To date, we have received payments totaling CHF 59 million, including a milestone payment of CHF 14 million received and recognized in Q4 2017 associated with the first patient dosing in a Phase 2 clinical trial for AD with an anti-Tau monoclonal body known as semorinemab, a milestone payment of CHF 14 million recognized in Q2 2016 and received in July 2016, associated with the announcement of the commencement of the Phase 1 clinical study of semorinemab, and a milestone payment of CHF 14 million received in 2015 in connection with the ED-GO decision. As we met all performance obligations on reaching these milestones, we have recognized revenue in the respective periods. Genentech may terminate the agreement at any time by providing 3 months’ notice to us.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Genentech is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) conduct of research under a research plan. The Company considered the research and development capabilities of Genentech and Genentech’s right to sublicense to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research does not significantly impact or modify the licenses’ granted functionality.

At execution of the agreement, the transaction price included an upfront consideration received of CHF 17 million. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestones since inception totaling CHF 42 million. The Company could also receive up to an additional CHF 368.5 million in clinical, regulatory and commercial milestones. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

On September 23, 2020, the Company reported that Genentech informed us of top line results from a Phase 2 trial of the anti-Tau antibody, semorinemab, in early (prodromal to mild) Alzheimer’s disease (AD) which show that semorinemab did not meet its primary efficacy endpoint of reducing decline on Clinical Dementia Rating-Sum of Boxes (CDR-SB) compared to placebo. The primary safety endpoint was however met. Two secondary endpoints, Alzheimer’s Disease Assessment Scale-Cognitive Subscale 13 (ADAS-Cog13) and Alzheimer’s Disease Cooperative Study Group – Activities of Daily Living Inventory (ADCS-ADL), were not met. A second Phase 2 study of semorinemab in patients with moderate AD remains ongoing.

For the three months ended March 31, 2021 and 2020, we have recognized no revenues from this arrangement.

Tau vaccine in AD – 2014 agreement with Janssen Pharmaceuticals, Inc.

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (“Janssen”) one of The Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other Tauopathies. The value of this strategic partnership is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens. In April 2016, July 2017, January 2019 and November 2019, the companies entered into the first, second, third and fourth amendments, respectively. These amendments allow for the alignment of certain payment and activity provisions with the Development plan and Research plan activities. We and Janssen are co-developing second-generation therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the vaccines.

Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the first Phase 1b clinical study in 2016 by providing 90 days’ notice to us. If not otherwise terminated, the agreement shall continue until the expiration of all royalty obligations as outlined in the contract.

The agreement also allows for the expansion to a second indication based on the same anti-Tau vaccine program and based on intellectual property related to this program.

The Company received an upfront, non-refundable license fee of CHF 25.9 million, which we recognized as revenue in 2014. In May 2016, we received a payment of CHF 4.9 million for reaching a clinical milestone in the first Phase 1b study. As we met all performance obligations on reaching the milestone, we have recognized this income as revenue.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Janssen is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) research and development services including a development and chemistry, manufacturing and controls work plan. The Company considered the research and development capabilities of Janssen, their right to sublicense, and the fact that the research and development services are not proprietary and can be provided by other vendors, to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research and development services does not significantly impact or modify the licenses’ granted functionality. Based on these assessments, the Company identified the license and the research and development services as the performance obligations at the inception of the arrangement, which were deemed to be distinct in the context of the contract.

At execution of the agreement, the transaction price included only the upfront consideration received of CHF 25.9 million. At inception, none of the clinical, regulatory or commercial milestones has been included in the transaction price, as all milestone amounts were fully constrained. The Company did receive a payment of CHF 4.9 million for reaching a clinical milestone in the first Phase 1b study in May 2016. The Company could also receive up to more than CHF 458 million in clinical, regulatory and commercial milestones as well as tiered, low-double digit to mid-teen royalties on aggregate net sales of products. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur, as they were determined to relate predominantly to the license granted to Janssen and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the three months ended March 31, 2021 and 2020, we have recognized nil and CHF 0.2 million, respectively.

Tau-PET imaging agent in AD – 2014 agreement with Life Molecular Imaging (LMI) (formerly Piramal Imaging SA)

In May 2014, we entered into an agreement, our first diagnostic partnership, with LMI, the former Piramal Imaging SA. The partnership with LMI is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein PET tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 159 (CHF 178) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low-teens. LMI may terminate the LCA at any time by providing 3 months’ notice to us.

In connection with this agreement, AC Immune received a payment of EUR 500 (CHF 664) thousand, which was fully recognized in 2015. In Q1 2017, we recorded a milestone payment of EUR 1 (CHF 1.1) million related to the initiation of “Part B” of the first-in-man Phase 1 study. In Q3 2019, the Company recognized EUR 2 (CHF 2.2) million in connection with the initiation of a Phase 2 trial of Tau-PET tracer in patients with mild cognitive impairment and mild–to-moderate AD in comparison with non-demented control participants. The Company is eligible to receive variable consideration related to the achievement of certain clinical milestones totaling EUR 8 (CHF 9) million should the compound make it through Phase 3 clinical studies. We are also eligible to receive potential regulatory and sales-based milestones totaling EUR 148 (CHF 165) million. Finally, the Company is eligible for royalties from the mid-single digits to low-double digits.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that LMI is a customer. The Company has identified that the right-of-use license as the only performance obligation. The Company determined that transaction price based on the defined terms allocated to each performance obligation specified in the contract.

The upfront payment constitutes the amount of consideration to be included in the transaction price and has been allocated to the license. None of the clinical, regulatory or commercial milestones has been included in the transaction price as these variable consideration elements are considered fully constrained. As part of its evaluation of the constraint, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts.

Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as these amounts have been determined to relate predominantly to the license granted to LMI and therefore are recognized at the later of when the performance obligation is satisfied or the related sales occur. The Company considered LMI’s right to sublicense and develop the Tau protein PET tracers, and the fact that LMI could perform the research and development work themselves within the license term without AC Immune, to conclude that the license has stand-alone functionality and is distinct. The Company believes that the contracted amount represents the fair value. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the three months ended March 31, 2021 and 2020, we have recognized no revenues from this arrangement.

3.2	Grant income

Grants from the Michael J Fox Foundation

In Q3 2017, AC Immune formally signed a grant continuation with the MJFF. This grant provides funds for the development of PET tracers for pathological forms of the protein a-syn, to support the early diagnosis and clinical management of PD. We subsequently signed two additional grants that facilitated the execution of a first-in-human study for a potential a-syn-PET tracer (“PET tracer”) with the current lead compound and to further develop the PET tracer. The Company retains its IP rights for these a-syn-PET tracers. These grants concluded in Q2 2020.

In May 2020, the Company, as part of a joint arrangement with Skåne University Hospital (“Skåne”) in Sweden, was awarded a USD 3.2 (CHF 3.1) million grant from the MJFF’s Ken Griffin Alpha-synuclein Imaging Competition. As part of this grant, the Company is eligible to receive USD 2.5 (CHF 2.4) million directly from the MJFF. Skåne will receive USD 0.7 (CHF 0.7) million of the total grant directly from the MJFF over two years to conduct and support the clinical arm of the project.

The MJFF expects that the Company and Skåne will complete tasks according to the agreed timelines. The Company’s funding is variable depending on the satisfactory achievement of these specific tasks within a specific period of time.

For the three months ended March 31, 2021 and 2020, the Company has recognized CHF 0.4 million and CHF 0.1 million in grant income, respectively. As of March 31, 2021, the Company has recorded CHF 0.5 million as short-term deferred income.

Grant from the Target ALS Foundation

In Q1 2021, AC Immune was awarded a USD 0.3 (CHF 0.2) million grant from the Target ALS Foundation (“Target ALS”). This grant funds a collaboration between the Company and the Investigators at the Healey Center for ALS at Massachusetts General Hospital (“MGH”) to accelerate the development of the Company’s proprietary immunoassays to detect disease-associated forms of TDP-43 in CSF and blood samples.

For the three months ended March 31, 2021 and 2020, the Company recognized less than CHF 0.1 million and nil in grant income, respectively. As of March 31, 2021, the Company recorded CHF 0.2 million and CHF 0.1 million in short-term and long-term accrued income, respectively, and CHF 0.1 million as short-term and long-term deferred income, respectively.

4.	Loss per share

	For the Three Months Ended March 31,
in CHF thousands except for share and per share data	2021	2020
Basic loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(16,734)	(7,689)
Denominator
Weighted-average number of shares outstanding used to compute EPS basic attributable to equity holders	72,305,949	71,864,213
Basic loss per share for the period attributable to equity holders	(0.23)	(0.11)

Diluted loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(16,734)	(7,689)
Denominator
Weighted-average number of shares outstanding to equity holders	72,305,949	71,864,213
Effect of dilutive securities from equity incentive plans	—	18,394
Weighted-average number of shares outstanding used to compute EPS diluted attributable to equity holders	72,305,949	71,882,607
Diluted loss per share for the period attributable to equity holders	(0.23)	(0.11)

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	For the Three Months Ended March 31,
	2021	2020
Share options issued and outstanding	1,180,778	331,896
Restricted share awards subject to future vesting	14,711	154,195

5.	Property, plant and equipment

The following table shows the movement in the net book values of property, plant and equipment for the three months ended March 31, 2021:

	As of March 31, 2021
in CHF thousands	Furniture	IT Equipment	Lab Equipment	Leasehold Improvements	Total
Acquisition Cost
Balance at December 31, 2020	214	1,497	7,958	464	10,133
Acquisitions	13	134	747	27	921
Disposals	—	—	(10)	—	(10)
Balance at March 31, 2021	227	1,631	8,695	491	11,044

Accumulated depreciation
Balance at December 31, 2020	(61)	(970)	(4,405)	(281)	(5,717)
Depreciation expense	(11)	(89)	(322)	(19)	(441)
Disposals	—	—	10	—	10
Balance at March 31, 2021	(72)	(1,059)	(4,717)	(300)	(6,148)

Carrying Amount
December 31, 2020	153	527	3,553	183	4,416
March 31, 2021	155	572	3,978	191	4,896

AC Immune continues to enhance its laboratory equipment to support its R&D functions. This effort has continued since the year ended December 31, 2020, with CHF 0.9 million invested in lab and IT equipment, representing an increase of 9.3%. This is consistent with the Company’s long-term strategic plan.

6.	Right-of-use assets and lease liabilities

AC Immune recognized additions of less than CHF 0.1 million for right-of-use of leased assets for the three months ended March 31, 2021.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates are 2.5% for buildings, 4.6% for office equipment and 2.6% for IT equipment, respectively.

The following table shows the movements in the net book values of right-of-use of leased assets for the three months ended March 31, 2021:

in CHF thousands	Buildings	Office Equipment	IT Equipment	Total
Balance as of December 31, 2020	2,106	63	54	2,223
Additions	—	42	—	42
Disposals	—	(11)	—	(11)
Depreciation	(99)	(4)	(4)	(107)
Balance as of March 31, 2021	2,007	90	50	2,147

There are no variable lease payments that are not included in the measurement of lease obligations. All extension options that have been reasonably assessed to be used have been included in the measurement of lease obligations.

For the three months ended March 31, 2021 and 2020, the impact on the Company’s statements of income/(loss) and statements of cash flows is detailed in the table below:

	For the Three Months Ended March 31,
in CHF thousands	2021	2020
Statements of income/(loss)
Depreciation of right-of-use assets	107	108
Interest expense on lease liabilities	14	14
Expense for short-term leases and leases of low value	187	141
Total	308	263

Statements of cash flows
Total cash outflow for leases	308	263

The Company’s statements of cash flow were impacted by a shift from cash generated from operations of CHF 0.1 million to the net cash used in financing activities for the three months ended March 31, 2021 and 2020, respectively.

The following table presents the contractual undiscounted cash flows for lease obligations as of March 31, 2021:

in CHF thousands	As of March 31, 2021
Less than one year	491
1-3 years	979
3-5 years	811
Total	2,281

7.	Prepaid expenses

Prepaid expenses include predominantly prepaid R&D costs, administrative costs and net employee defined-benefit liability expenses totaling CHF 3.3 million and CHF 4.0 million as of March 31, 2021 and December 31, 2020, respectively.

8.	Cash and cash equivalents and financial assets

The following table summarizes AC Immune’s cash and cash equivalents and short-term financial assets as of March 31, 2021 and December 31, 2020:

	As of
in CHF thousands	March 31, 2021	December 31, 2020
Cash and cash equivalents	151,092	160,893
Total	151,092	160,893

	As of
in CHF thousands	March 31, 2021	December 31, 2020
Short-term financial assets due in one year or less	65,000	65,000
Total	65,000	65,000

For the three months ended March 31, 2021, no short-term financial assets matured. The Company also has two deposits in escrow accounts totaling CHF 0.3 million for the lease of the Company’s premises as of March 31, 2021 and December 31, 2020, respectively.

9.	Share capital and public offerings

In September 2020, AC Immune established an “at the market offering program” for the sale of up to USD 80 (CHF 76) million worth of our common shares issued from time to time by entering into an Open Market Sales Agreement (“Sales Agreement”) with Jefferies LLC (“Jefferies”) as the sales agent.

In Q3 2020, the Company also issued 5,000,000 common shares with a par value of CHF 0.02, which were held as treasury shares.

For the three months ended March 31, 2021, the Company sold 764,977 common shares previously held as treasury shares pursuant to the Sales Agreement, raising USD 8.8 (CHF 8.0) million, net of underwriting fees. We paid commissions to Jefferies totaling USD 0.3 (CHF 0.2) million. As a result of the sales, the Company has 4,235,023 treasury shares remaining.

10.	Finance result, net

For the three months ended March 31, 2021 and 2020, AC Immune recorded CHF 0.5 million in net financial gains and CHF 0.4 million in net financial losses, respectively. The Company recorded CHF 0.5 million in foreign currency gains compared to CHF 0.4 million in foreign currency losses in the prior period.

11.	Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these Interim Condensed Financial Statements, for appropriate accounting and disclosures. AC Immune has determined that there were no other such events that warrant disclosure or recognition in these Interim Condensed Financial Statements.